

HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

Corporate Presentation
November 4, 2016

OTCQB: HISP

Forward Looking Statement

Forward-Looking Statements: This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this presentation and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of Hispanica International Delights of America, Inc. ("Hispanica") its directors or its officers with respect to, among other things: (i) financing plans; (ii) trends affecting its financial condition or results of operations; (iii) growth strategy and operating strategy and (iv) results of its up-listing. The words "may," "would," "will," "expect," "estimate," "can," "believe," "potential" and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Hispanica's ability to control, and actual results may differ materially from those projected in the forward-looking statements as a result of various factors. More information about the potential factors that could affect the business and financial results is and will be included in Hispanica's filings with the Securities and Exchange Commission.

OVERVIEW

➢ **HISP distributes proprietary and third party products such as fruit juices, nectars, snacks, energy drinks and milk-based beverages.**

➢ **The products are procured through distribution agreements, exclusive licensing arrangements and eventually acquisitions.**

➢ **HISP is growing organically and by acquiring profitable distributors and manufacturers of branded food and beverage products.**



HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

WHY INVEST IN HISP?

- Distributes product to dozens of nationally known brands comprising over 2,000 retail outlets, which is still less than 1% of the total market for ethnic foods. Major future planned expansion in distribution.
- Strong, proven management team with 30+ years experience.
- Ethnic food is the fastest segment of the U.S. food industry.
- HISP is now generating over $3 million in revenues on an annualized basis.
- Margin expansion by selling direct into retailers through its ESD subsidiary.
- Cross marketing proprietary brands within its DSD network



HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

Key Metrics

Symbol:	**HISP**
Exchange:	**OTCQB**
Recent Close:*	**$0.55**
52 Week Range:*	**$0.55-$2.43**
Shares Outstanding:	**14,884,055**
Market Cap:	**$8.2M**

*as of 10/25



Near Term Catalysts

➢ **HISP currently projecting over 500% revenue growth to $13 million in calendar year 2017**
➢ **Targeting positive cash flow entering FY2018 (beginning June 1, 2017)**
➢ **Anticipated profitability for FY2018 (June 1, 2017 – May 31, 2018)**



Company Revenues

■ Calendar Year

$13M

$2M

2016E   2017E



First Fiscal Quarter Ending Aug. 2016

➢ **During Q1 FY 2017 (June 1-Aug 31 2016) revenues rose 400% to $649,411 from $129,871 during comparable quarter the previous year**
➢ **Even larger growth anticipated in Q2 FY 2017 and beyond**
➢ **Tangible current assets rose 1014% to $630,209 from $56,560**
➢ **Distribution increased to over 20 brands and HISP received the largest order for its flagship product**



2016 ACCOMPLISHMENTS

1.

FINANCING

Raised over $1.6 million to date to fund its initial phase with limited dilution to existing shareholders towards organic growth and its second phase of additional strategic acquisitions.

2.

ENHANCED THE CURRENT BOARD AND MANAGEMENT

HISP added Dr. Bassam Damaj to its Board of Directors in July 2016. Dr. Damaj has tremendous experience in the public markets as President and CEO of Innovous Pharma Inc. The Company will rely on this expertise to help facilitate growth through acquisitions, and to ultimately build significant shareholder value.

3.

ACQUIRED A DIRECT STORE DELIVERY (DSD) COMPANY

In 2016, HISP acquired Energy Source Distributors, Inc. (ESD) in an all cash purchase. ESD had $2.8 million in 2015 revenues, and provides new and direct distribution channels into some of the most important food and beverage retailers in Northern California.


HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

DISTRIBUTION INTO MAJOR RETAILERS

HISP distributes to top retailers in the Northern California market!












EXCLUSIVE DISTRIBUTION BRANDS













Not All
COFFEE
is created equal.
HIGH Brew
COFFEE

REDLINE
THE ULTIMATE ENERGY RUSH

Hubert's
LEMONADE
ALL NATURAL SINCE 1935

xenergy
XYIENCE
UFC

MUSCLE MILK
LIGHT

HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

HISP's exclusive Gran Nevada brand emulates the flavors, tastes, and traditions that have been known for generations among the Hispanic and other ethnic groups, which are now becoming part of the American mainstream diet.



GRAN NEVADA PRODUCT EXPANSION



> ➢ **33oz Tetra Pak Horchata Aguas Frescas and Horchata De Morro**
>
> ➢ **64oz PET (Plastic)**
>
> ➢ **Mango, Guava and Tamarind**



HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC









TropicMax® exotic snacks

TropicMax
plantain chips
GARLIC
AJO / AIL

Hispanica obtained exclusive distribution of TropicMax plantains

TropicMax
plantain chips
LEMON
LIMON / LIME
KETTLE COOKED

The Sept 2016 announced exclusive covers Northern California

















TropicMax
plantain chips
RIPE SALTY

TropicMax
plantain chips
LIGHTLY SALTED
KETTLE COOKED

TropicMax
plantain chips
NATURALLY SWEET
KETTLE COOKED

TropicMax
plantain strips
KETTLE COOKED

Plantains named in *MIC Food's* top 2015 food trends

TropicMax
plantain chips
HOT - SPICY
PICANTE / EPICE

Google search traffic in US for "plantains" up 79% over the past 4 years











TropicMax
plantain strips
KETTLE COOKED

HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

TropicMax
Tostones

TropicMax
Tostones

GROWTH & OPPORTUNITY



- ➢ Continue expansion of proprietary brands
- ➢ Acquire DSD infrastructures
- ➢ Acceleration of organic and strategic growth
- ➢ Become a Top 5 company in the Ethnic Food Industry in the United States!



HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

BOARD OF DIRECTORS

Fernando "Oswaldo" Leonzo - Founder and the Chairman & Chief Executive Officer
Prior to HISP, Mr. "Oswaldo" Leonzo has worked in the food & beverage industries for 14 years with several major import and distribution companies ranging from gourmet foods to ethnic food products. Mr. "Oswaldo" Leonzo has established long standing relationships with food & beverage manufacturers, as well as a solid clientele base of distributors throughout the U.S. in the Ethnic Food Distribution industry. Previously, he spent a decade in the financial services industry, including work with a major clearinghouse on Wall Street.

Robert Gunther - Founder and COO
Mr. Gunther 25+ years experience in manufacturing, marketing, and sales primarily in consumer goods. He has developed a large portfolio of accounts in both the retail and apparel industry. As Vice President of Premier Narrow Fabrics, where he was responsible for millions in sales for major accounts. His proven track record in guiding sizeable teams is supported by a history of outstanding customer and vendor relationships, while ensuring quality customer service.

John Romagosa – President and Director
Mr. Romagosa is currently the managing director and founder of Latin Sales & Marketing, LLC. LSM facilitates the emergence of major Latin manufacturers and US manufacturers. Mr. Romagosa was the managing director and partner of Falcon International Distributors, LLC, a leading ethnic foods distributor on the East Coast. Mr. Romagosa helped build that company from $9 million in revenues to over $100 million in revenues during his tenure before successfully selling the business in 2011. He has received Chamber of Commerce awards in New York and New Jersey, and has been responsible for the contribution of over a million pounds of donated products to food banks in the Northeastern United States.

Bassam Damaj, PhD - Director
Dr. Damaj is currently is the President and CEO of Innovus Pharmaceuticals, Inc. (OTCQB:INNV) Prior to joining Innovus Pharma, Dr. Damaj served as President and CEO of Apricus Biosciences, Inc. from December 2009 to November 2012. Dr. Damaj was also co-founder of Bio-Quant, Inc, where he was CEO, Chief Scientific Officer and director from 2000 until its acquisition by Apricus Biosciences, Inc. (NASDAQ:APRI) in December 2009. Dr. Damaj has proven international experience in drug development, commercial sales, over $1billion in commercial partnerships completed, strategy development, operational management and people skills, financing and financial management, and stakeholder communications in public and private life sciences/biotechnology companies. Dr. Damaj holds a PhD. in Immunology/Microbiology from Laval University and completed a post-doctoral fellowship ion Molecular oncology from McGill University.

.

MANAGEMENT

Nick Scribner - Director of Sales Texas
Mr. Scribner has over 18 years experience in retail being responsible for driving business and market growth in multiple retail facilities by assessing economic trends, changing demographics and competitive market share. His responsibilities have included developing action plans to achieve overall financial and marketing goals and initiatives, while ensuring the effectiveness of operations, merchandising, inventory, signing and pricing. Responsible for guiding the leadership development process by anticipating turnover, promoting opportunities to attract and retain a high performing diverse workplace.

Sam Pena - Director of Product Development
Mr. Pena has 14 years experience with food manufacturing and product development. As Manufacturing Manager, Mr. Pena oversaw production departments and took part in the research and development of new products. He holds a Green Belt certification in Lean 6 Sigma, HACCP Certification, Food Safety Certification, and an ISO Certification.

Fil Campos - Director of Sales California
Mr. Campos' career expands over forty years in the consumer product goods industry from retail to wholesale, food service to groceries, distributor to account manager. As co-owner of Assure Brands, Inc. Mr. Campos services numerous outlets in California with ten different brands.

Patrick Cole – Board of Advisors
Mr. Cole was appointed a director of Armada Mercantile Ltd. on April 19, 1991 and has served as President since July 2, 1991. Mr. Cole is a seasoned venture capitalist and financier who has participated and raised million dollars from private investor clients and international banking contacts. Mr. Cole has cultivated relationships over the past 28 years with European banks, private equity firms and broker dealers worldwide. Mr. Cole has an extensive and successful background in raising capital, merchant banking, negotiating letters of intent and structuring transactions. Mr. Cole invests a substantial amount of time with client companies, investors and shareholder contacts, which Mr. Cole feels is key to future success.



HISPANICA
INTERNATIONAL DELIGHTS OF AMERICA, INC

CONTACT INFORMATION

Fernando Oswaldo Leonzo

Chief Executive Officer

Tel: 866.928.5070

Email: foleonzo@hidainc.com



